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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing



                                                         SEC File Number 0-20770
                                                          CUSIP Number 761235506


(Check One):

         ( )  Form 10-K and Form 10-KSB    ( ) Form 20-F
         ( )  Form 11-K    (X) Form 10-Q and Form 10-QSB
         ( )  Form N-SAR

         For Period Ended: September 30, 2000

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

         For the Transition Period Ended:   _____________________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I

                             REGISTRANT INFORMATION



Full Name of Registrant:  RESPONSE USA, INC.

Former Name if Applicable:


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Address of Principal Executive
Office (Street and Number):  3 EXECUTIVE CAMPUS, 2ND FLOOR SOUTH

City, State and Zip Code:    CHERRY HILL, NJ 08002


                                     PART II

                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check appropriate box):

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)       The subject quarterly report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed period:

         During the last two fiscal quarters, Response USA, Inc. (the "Company") has undergone significant changes in its management structure. The new staff's efforts have been focused on restructuring operations and consolidating operations, which have included the implementation of substantial cost reductions. During the last fiscal quarter, management's efforts have been substantially devoted to implementing such cost reductions and increasing the Company's available borrowings under its financing arrangement with McGinn Smith Capital Holdings Corporation. As a result, management has had insufficient time to complete the Form 10-QSB for the quarter ended September 30, 2000.

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                                     PART IV

                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

     GERARD CHRISTOPHER                     561                 994-6699
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            (Name)                      (Area Code)        (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ]  Yes    [X]  No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               RESPONSE USA, INC.
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                  (Name of Registrant as Specified in Charter)

                  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: November 14, 2000              By: /s/ Andrew Queen
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                                         Andrew Queen, President



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